================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 3
                             (DATED AUGUST 8, 1997)
                                       TO
                                SCHEDULE 13E-4/A

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              INSILCO CORPORATION
                                (NAME OF ISSUER)

                              INSILCO CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   457659704
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                KENNETH H. KOCH
                       VICE PRESIDENT AND GENERAL COUNSEL
                              INSILCO CORPORATION
                               425 METRO PLACE N.
                                  FIFTH FLOOR
                               DUBLIN, OHIO 43017
                                 (614) 791-3137
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
        AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                            ------------------------

                                   COPIES TO:

                                 AVIVA DIAMANT
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8185

                                 JULY 11, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------------------

           TRANSACTION VALUATION*:                         AMOUNT OF FILING FEE:
---------------------------------------------------------------------------------------------
                 $110,000,000                                     $22,000
---------------------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee, based upon the purchase of 2,857,142 shares at the maximum tender offer price per share of $38.50.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        N/A     Filing Party:     N/A
Form or Registration No.:      N/A     Date Filed        N/A

================================================================================

INTRODUCTION

     This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement") relating to the offer by Insilco Corporation to purchase up to 2,857,142 shares (or such lesser number of shares as are validly tendered and not withdrawn), for a purchase price of $38.50 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 1997, and the related documents filed as Exhibits (a)(1) through (g)(5) to the Statement. Unless otherwise defined herein, all capitalized terms shall have the respective meanings ascribed to them in the Statement.

     This purpose of this Amendment No. 3 is to report under Item 8(e) the extension of the Offer. A copy of the press release announcing the extension was published before 9:00 a.m. Eastern time on August 8, 1997 and is filed herewith as Exhibit (g)(6).

ITEM 8.  ADDITIONAL INFORMATION.

     (e) The information set forth in Section 8(e) of the Statement is hereby amended to read in its entirety as follows:

        As set forth in the Press Release, dated August 8, 1997, which is attached hereto as Exhibit (g)(6), the complete text of which is incorporated herein by reference, the Company has extended the time and date of the expiration of the Offer to 5:00 p.m. New York City time, on Tuesday, August 12, 1997.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is hereby supplemented and amended as follows:

     (g)(6) -- Press Release, dated August 8, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          INSILCO CORPORATION

                                          By:     /s/ Kenneth H. Koch
                                            ------------------------------------
                                            Name: Kenneth H. Koch
                                            Title:   Vice President and General
                                              Counsel

Dated: August 8, 1997

                                 EXHIBIT INDEX

    EXHIBIT                      DESCRIPTION
    -------     ----------------------------------------------
    (g)(6)      -- Press Release, dated August 8, 1997.